Leonard W. Burningham

Lawyer

Hermes Building * Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Telephone (801) 363-7411

Fax (801) 355-7126

e-mail lwb@burninglaw.com

April 9, 2007

Securities and Exchange Commission

Washington, D.C. 20548

Attention:         Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Mail Stop 3561

Re:                   Reflect Scientific, Inc.

Form 10-QSB

Filed November 14, 2006

File No. 000-31377

Dear Ms. Jenkins:

This letter is in response to your letter dated March 30, 2007, regarding the above filing of Reflect Scientific, Inc. (the "Company").

Comment #1.:  The Company disagrees with the SEC interpretation of 310(c)(2)(i).  As noted below the determination is based upon the “…most recent annual financial statements of the business acquired or to be acquired and the Company’s most recent annual financial statements filed prior to the date of acquisition…”  As of the most recent annual financial information for both the Company and the acquiree. the Company had no investment in or advances to acquiree.  Therefore, the issuer does not meet the 8-K financial statement filing requirements.

For 310(c)(2), the periods for which financial statements are to be presented are determined by comparison of the most recent annual financial statements of the business acquired or to be acquired and the small business issuer's most recent annual financial statements filed at or prior to the date of acquisition to evaluate each of the following conditions: (i) Compare the small business issuer’s investments in and advances to the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year. For a proposed business combination to be accounted for as a pooling of interests, also compare the number of common shares exchanged or to be exchanged by the small business issuer to its total common shares outstanding at the date the combination is initiated.

April 9, 2007

Also, $250,000 that was the cash portion of this Purchase Agreement was paid to a non-affiliated person of JM SciTech LLC, for certain rights that were not owned by JM SciTech LLC.

Comment #2.:  Under 310(c)(3)(i), if none of the conditions specified in paragraph (c)(2) of this Item exceeds 20%, financial statements are not required. If any of the conditions exceed 20%, but none exceeds 40%, financial statements shall be furnished for the most recent fiscal year and any interim periods specified in paragraph (b) of this item. If any of the conditions exceed 40%, financial statements shall be furnished for the two most recent fiscal years and any interim periods specified in paragraph (b) of this item.

The total assets of Cryomaster as of the most recent annual financial statements were $84,618, and the total assets of the Company as of the most recent annual financial statements were $1,145,723.  The issuer doesn’t meet any of the conditions requiring the pre-acquisition financial statements of Cryomaster.

This is our Prior Response to your earlier comment letter:

Comment #3.: The Company would propose amending its September 30, 2006, 10-QSB Quarterly Report as follows:

NOTE 2 - ACQUISITIONS

Effective April 19, 2006, the Company entered into a merger agreement with Cryomastor, Inc. As part of this agreement, the Company received assets valued at the following:

		Estimated Useful Life
Patents	$3,081,777	12 years
Customer Lists	480,000	10 years
Goodwill	1,289,799	-
	$4,851,576

As consideration for these assets, the Company issued 3,000,000 shares at $1.25 of its common stock that are restricted securities to the shareholders of Cryomastor, Inc. as well as paid $700,000 to the same shareholders. The Company also advanced $300,000 to be utilized for the operations of Cryomastor, Inc. and paid a $300,000 debt of Cryomoastor, Inc. for a U.S. patent of Cryomastor systems. An employment agreement will be executed and the Company will pay to the Cryomastor shareholders 2.5% of the gross annual revenue earned by the Company.

The Company purchased and JM SciTech, LLC sold all right, title and interest in and to the JMST Technology.  This resulted in the Company obtaining assets valued and consideration paid as follows:

April 9, 2007

		Estimated Useful Life
Asset valuation:
Intangible assets	$350,000	12 years
Good will	240,000	-
	$590,000
Consideration paid:
Common stock issued	$340,000
Cash Paid	250,000
	$590,000

As consideration for the JMST Technology, the Company issued 200,000 shares at $1.70 of its common stock that are restricted securities and, paid the sum of $250,000, and will pay certain royalty payments as outlined in the agreement.

The Company would propose amending its September 30, 2006, 10-QSB Quarterly Report by adding the following to its discussion in Item 2:

JSMT Acquisition

JMST, a Colorado LLC, manufactures chemical detection products used in a variety of markets including, food, petrochemical, biotechnology and pharmaceutical. The total market for detectors of this type is approximately $1.2 billion annually. JMST sales in 2005 were approximately $474,000. Reflect Scientific recognized the potential of JMST to significantly increase its market share and as a result certain JMST assets were acquired on April 4, 2006 in exchange for 200,000 shares of Reflect Scientific common stock. These assets consisted of customer lists, manufacturing drawings, assembly procedures, vendor lists, bills of materials and intellectual property relating to research projects in progress. Raw material and finished good inventories were not included in the asset transaction. JMST relinquished all rights to continue manufacturing and marketing of detector products. In addition, $250,000 was paid to Dr. David Carver for assigning issued patents and patents in progress relating to the JMST products to Reflect Scientific Inc.

Cryomastor Acquisition

Cryomastor is a company focused on the manufacturing of liquid nitrogen cooled storage systems for the biotechnology, pharmaceutical and vaccine storage markets. The acquisition of Cryomastor, with its strongly market differentiated product, will allow Reflect Scientific to penetrate the $1 billion cold storage segment of markets that it already serves. Cryomastor was acquired in its entirety through a merger agreement on June 27, 2006, where Reflect Scientific issued 3,000,000 shares of common stock as well as $700,000 in cash to Cryomastor shareholders. In addition, John Dain was paid $300,000 for the assignment of a key product patent to Reflect Scientific. The acquired assets will allow Reflect Scientific to manufacture and

April 9, 2007

market cryogenic storage systems without significant investment in infrastructure.

Comment #4:  As disclosed in the Agreement and Plan of Merger filed as an Exhibit to the 8-K filed on November 16, 2006, Section 1.3 (a)  "Unless this Agreement has been terminated and the transactions contemplated herein have been abandoned pursuant to Article 7 hereof, the closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which will be no later than December 31, 2006 (the "Termination Date"), unless mutually agreed otherwise in writing; provided, however, that all of the conditions provided for in Articles 5 and 6 hereof shall have been satisfied or waived by such date."  Under Section 6.10 Financing a Condition of Closing. "The Parent shall have raised approximately $1,000,000 in funding to support the Catpro Business Segment owned by the Company and to be operated as a separate division within the Company as a wholly-owned subsidiary of the Parent."  These conditions of Closing were not completed by December 31, 2006, and so the Agreement and Plan of Merger was deemed to have terminated by its own terms.

On March 6, 2007, the Company filed an amendment to the 8-K dated November 15, 2006, as the parties had executed an Addendum to the Agreement and Plan of Merger, which amended the Agreement and Plan of Merger to delete Section 6.10 as a condition prior to closing.  This Agreement and Plan of Merger Addendum was signed on February 26, 2007, and the Certificate of Merger was filed with the State of Georgia on March 2, 2007, which would make the financials due April 16, 2007.  The Company could amend the first 8-K by showing that the Agreement and Plan of Merger terminated by its terms, but I do not believe that should be necessary.

Comment #5:  As disclosed in the Agreement and Plan of Merger filed as an Exhibit to the 8-K filed on November 22, 2006, Section 1.3 (a)  "Unless this Agreement has been terminated and the transactions contemplated herein have been abandoned pursuant to Article 7 hereof, the closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which will be no later than December 31, 2006 unless mutually agreed otherwise (the "Termination Date"); provided, however, that all of the conditions provided for in Articles 5 and 6 hereof shall have been satisfied or waived by such date."  The Closing was not completed by December 31, 2006, and so the Agreement and Plan of Merger was deemed to be terminated on December 31, 2006, in accordance with its terms.

On January 23, 2007, we filed an amendment to the 8-K dated November 17, 2006, whereby we reinstated and executed the Agreement and Plan of Merger.  This Agreement and Plan of Merger was closed on January 19, 2007, the date on which the Certificate of Merger was filed in California, which would make the financials due April 4, 2007.

April 9, 2007

Please call if you have any further questions or comments.

Thank you.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg